LARSEN & TOUBRO LIMITED
SECRETARIAL DEPARTMENT
Regd. Off.: L&T House, Ballard Estate, P. O. [redacted]22685656 • Fax : 91-22-22685893
E-Mail :

04012480

82-3957

Ref :
SEC/DS

January 5, 2004.

Securities and Exchange Commission
Division of Corporate Finance
Room 3094(3-6)
450 Fifth Street N.W.
Washington DC20549-U.S.A.

SUPPL

04 JAN 29 AM 7:21

Dear Sir,

Sub : L&T Bags US$ 30 Million Order from GASCO,UAE

We send herewith a copy of the Press Release that is being issued by the Company today, in connection with the above.

Thanking you,

Yours faithfully,
for **LARSEN & TOUBRO LIMITED**

PROCESSED
FEB 09 2004
THOMSON FINANCIAL

(S.V. SUBRAMANIAN)
COMPANY SECRETARY

Encl : a/a

dlw 1/30

PRESS RELEASE
Issued by Corporate Communications Department
LARSEN & TOUBRO LIMITED
L&T House, Ballard Estate, Mumbai 400 001

Tel: 22685786 (Direct), 22685656 Ext: 772/851
Fax: 91-22-22685607/ 8
E-mail: jkp-ccd@lth.ltindia.com

L&T Bags US$ 30 Million Order From GASCO, UAE

Mumbai, January 05, 2004: Engineering and construction major Larsen & Toubro Limited (L&T) has secured an order valued at US$ 30 million for upgrading facilities at the Bu Hasa project of GASCO in Abu Dhabi. GASCO is engaged in gas gathering and processing in U.A.E. and is part of the ADNOC group.

L&T will be responsible for total engineering, procurement and construction (EPC) involving new compressors and related facilities including hook up to meet additional gas supplies from the Bu Hasa field development.

L&T bagged this order against competition from international EPC majors like Technip of France, Snam of Italy, Petrofac of the U.A.E. and Clough Engineering, Australia.

Mr. K. Venkataramanan, Member of the Board and President (Operations), L&T, said the order represented a major breakthrough for L&T in the onshore gas field development sector and would enable the Company to demonstrate its competencies in the field. He said L&T was also bidding for similar oil and gas projects in other GCC countries.

FN: GASCO/05.01.2004